FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 04, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

August 04, 2006

On August 4, 2006, OAO Tatneft issued the following press-release:

PricewaterhouseCoopers auditing Tatneft's U.S. GAAP financial statements

4 August 2006

OAO Tatneft (the "Company")  announces today that its financial  statements for the year ended December 31, 2005 prepared in accordance with U.S.  generally  accepted  accounting  principles  (U.S.  GAAP) (the "2005 U.S. GAAP financial  statements")  are being audited by
ZAO PricewaterhouseCoopers Audit ("PwC").

As previously  communicated,  the Company expects to publish the 2005 U.S. GAAP financial statements and file its annual report on Form
20-F for 2005 (the "2005 20-F") with the U.S.  Securities  and  Exchange  Commission,  as well as to release its  unaudited  U.S.  GAAP financial  statements  for the first six months of 2006 in the fourth  quarter  of 2006.  The  Company  will  announce a more  detailed timetable with regard to the finalization of the 2005 U.S. GAAP financial  statements,  the filing of the 2005 20-F and the publication of its unaudited U.S. GAAP financial statements for the first six months of 2006 by the end of August 2006.

The decision to engage PwC was made following a review by the Company of its work with external  auditors and  consultants  relating to the  preparation of the Company's  financial  statements  under U.S. GAAP and  discussions  between the Company and the auditors of its
U.S. GAAP  financial  statements for prior years.  The Company's  U.S. GAAP financial  statements for the years ended December 31, 2003 and 2004 respectively,  have been audited by Ernst & Young, and the Company's U.S. GAAP financial  statements for periods prior to that were audited by PwC.

As announced on June 26, 2006, the Company  intends to delist its securities  from the New York Stock Exchange and, when  circumstances permit,  to deregister from the U.S.  Securities and Exchange  Commission.  At the same time, the Company  reinforces its commitment to strong  corporate  governance  practices and adherence to regular  disclosure  about the Company's  financial  position and  operations pursuant to  recognized  international  standards  and  regulatory  requirements  (including  those of the U.K.  Listing  Authority  in connection with the listing of the Company's securities on the London Stock Exchange).

Forward-looking  statements:  This press release contains certain  forward-looking  statements of OAO Tatneft.  OAO Tatneft can give no assurance that any of the events mentioned in such statements will occur, or as to the precise timing of their occurrence

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:   August 04, 2006